February 5, 2026

Vincent C. Simonelli
CEO and CFO
Dream Homes & Development Corp.
314 South Main Street
Forked River, New Jersey 08731

       Re: Dream Homes & Development Corp.
           Form 10-K for the period ended December 31, 2024
           File No. 000-55445
Dear Vincent C. Simonelli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction